Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP TO RELEASE RESULTS FOR FISCAL 2013 THIRD QUARTER ON FEBRUARY 13; INVESTOR CONFERENCE CALL ON FEBRUARY 14

VANCOUVER, British Columbia – January 28, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) will release its unaudited financial and operating results for the period ended December 31, 2012 on Wednesday, February 13, 2013 after the close of the market.

An investor conference call will be held on Thursday, February 14, 2013 at 8 a.m. Pacific Time (11 a.m. Eastern Time) to discuss the results. Participants may join the call by dialing 1-866-226-1793 toll-free or 1-416-340-2218 for calls outside of Canada and the U.S. Members of the media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be available on the home page of the Company's website, www.silvercorp.ca. The webcast will be archived and available on the Company’s website for up to one year.

An audio replay will be available until February 21, 2013 by calling 1-800-408-3053 toll free or 1-905-694-9451 for calls outside Canada and the U.S. and entering pass code 9248269.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in early 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

Investor contact

Jonathan Hackshaw
Director, Investor Relations
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca